                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)(1)

                            BIOSPHERE MEDICAL, INC.
                            ------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  09066V 10 3
                                 --------------
                                 (CUSIP NUMBER)

                              TIMOTHY J. BARBERICH
                             CHIEF EXECUTIVE OFFICER
                                  SEPRACOR INC.
                                 111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
 ------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                  JULY 9, 2001
              ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09066V 10 3                                         Page 2 of 7 Pages

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sepracor Inc.                         22-2536587
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        N/A

-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY   7      SOLE VOTING POWER
         EACH REPORTING PERSON
                  WITH
                                                 3,824,333 shares
-------------------------------------------------------------------------------
                                          8      SHARED VOTING POWER

                                                 0 shares
-------------------------------------------------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 3,824,333 shares
-------------------------------------------------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 0 shares
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,824,333 shares
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        N/A
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        30.4%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                      *See Instructions Before Filling Out
-------------------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sepracor Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 09066V 10 3                                         Page 3 of 7 Pages


This Amendment No. 1 to a Statement on Schedule 13D amends and restates in its entirety the Schedule 13D filed by Sepracor Inc. with the Securities and Exchange Commission on February 14, 2001. This Amendment No. 1 is being filed to report a material decrease in the percentage of common stock of BioSphere Medical, Inc. beneficially owned by Sepracor Inc. The decrease is due to the sale of BioSphere Medical, Inc. common stock by Sepracor Inc. and also due to the issuance of additional shares of common stock by BioSphere Medical, Inc.

The Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 1. SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, $0.01 par value per share ("Issuer Common Stock"), of BioSphere Medical, Inc., a Delaware corporation ("BioSphere" or "Issuer"). The principal executive offices of BioSphere are located at 1050 Hingham Street, Rockland, Massachusetts 01752.

ITEM 2. IDENTITY AND BACKGROUND.

                  The name of the corporation filing this statement is Sepracor Inc., a Delaware corporation ("Sepracor"). Sepracor's principal business is the development and commercialization of potentially improved versions of widely-prescribed drugs. The address of the principal executive offices of Sepracor is 111 Locke Drive, Marlborough, Massachusetts 01752. Set forth on SCHEDULE A is the name, residence or business address, citizenship and present principal occupation or employment of each of Sepracor's directors and executive officers (the "Schedule A Persons"). Also set forth on SCHEDULE A is the name, principal business and address of any corporation or other organization in which employment of each Schedule A Person is conducted, as of the date hereof. All Schedule A Persons are U.S. citizens, except as otherwise indicated on SCHEDULE A.

                  Neither Sepracor nor, to Sepracor's best knowledge, any Schedule A Person is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Sepracor purchased 1,369,788 shares of Issuer Common Stock in June 1996 (the "1996 Purchase") for $5,547,641, as further described in Item 4 below.

         (b) Sepracor purchased 454,545 shares of Issuer Common Stock in July 2000 (the "2000 Purchase") for $4,999,995, as further described in Item 4 below.

                  Sepracor used its working capital to fund each of the 1996 Purchase and the 2000 Purchase.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) THE 1996 PURCHASE. Sepracor and the Issuer entered into an Agreement, dated as of March 29, 1996 (the "Loan Agreement"), providing for, among other things, (i) a loan by Sepracor to the Issuer of up to $5,500,000 and (ii) the issuance by the Issuer to Sepracor of a Convertible Subordinated Note in the principal amount of $5,500,000 (the "Note"). On June 10, 1996, Sepracor converted the outstanding principal, plus accrued interest, of the Note into an aggregate of 1,369,788 shares of Issuer Common Stock.

CUSIP NO. 09066V 10 3                                         Page 4 of 7 Pages

                  The foregoing summary of the 1996 Purchase is qualified in its entirety by reference to the full text of each of the Loan Agreement and the Note, which are included as Exhibits 7(a) and 7(b), respectively, to this Schedule 13D.

         (b) THE 2000 PURCHASE. The Issuer entered into a Stock Purchase Agreement, dated as of July 28, 2000 (the "Stock Purchase Agreement"), with Sepracor and several other investors named therein (the "Other Investors"). Under the terms of the Stock Purchase Agreement, Sepracor purchased an aggregate of 454,545 shares of Issuer Common Stock for an aggregate purchase price of $4,999,995.

                  The foregoing summary of the 2000 Purchase is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is included as Exhibit 7(c) to this Schedule 13D.

         (c) PUBLIC OFFERING. On July 9, 2001, Sepracor sold 2,000,000 shares of Issuer common stock in a public offering (the "Public Offering") at a price per share to the pubic of $11. In connection with the Public Offering, Sepracor has also granted to the underwriters a 30-day option to purchase 600,000 shares of Issuer Common Stock from Sepracor to cover over-allotments, if any.

                  Sepracor currently holds its interest in the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Sepracor and the Schedule A Persons may be deemed to beneficially own an aggregate of 3,950,497 shares of Issuer Common Stock. Based on the 12,597,822 shares of Issuer Common Stock that were issued and outstanding following the Public Offering (as indicated on the Issuer's Registration Statement on Form S-3 (File No. 333-62272)), the 3,950,497 shares beneficially owned by Sepracor and the Schedule A Persons, calculated in accordance with Rule 13d-3 of the Exchange Act, represent approximately 31.3% of the issued and outstanding shares of Issuer Common Stock.

         (b) Sepracor has the sole power to vote, or to direct the vote of 3,824,333 shares and the sole power to dispose of, or to direct the disposition of 3,824,333 shares of Issuer Common Stock. The Schedule A Persons each have sole power to vote, or to direct the voting of, and sole power to dispose of, or to direct the disposition of, the shares of Issuer Common Stock each is deemed to beneficially own, as set forth on SCHEDULE A, except as otherwise indicated on SCHEDULE A.

         (c) On July 11, 2001, Digby Barrios, a Schedule A Person, sold, on the open market, 1000 shares of Issuer Common Stock that had been held in a trust for the benefit of his wife. Mr. Barrios is the executor and a beneficiary of such trust. Of the 1000 shares, 700 were sold at $10.59 per share, 100 were sold at $10.69 per share and 200 were sold at $10.72 per share.

                  Except as described in this item and in Item 4 above, there were no transactions in the Issuer Common Stock that were effected during the past 60 days by Sepracor or the Schedule A Persons.

         (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described below and in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
                  Item 2 above and between such persons and any other persons with respect to any securities of the Issuer.

CUSIP NO. 09066V 10 3                                         Page 5 of 7 Pages

                  In connection with the 2000 Purchase, the Issuer, Sepracor and the Other Investors entered into a registration rights agreement, dated as of July 28, 2000 (the "Registration Rights Agreement"), which provides for registration under the Securities Act of 1933, as amended, of the shares of Issuer Common Stock purchased by Sepracor and the Other Investors under the Stock Purchase Agreement.

                  The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 7(d) to this Schedule 13D and is incorporated herein by reference.

                  In connection with the purchase and sale of certain shares of Issuer Common Stock and of Issuer warrants, the Issuer entered into a stock and warrant purchase agreement, dated as of February 4, 2000 (the "Stock and Warrant Purchase Agreement"), with Timothy Barberich and David Southwell, each a Schedule A Person, and several other investors named therein. In connection with this same transaction, the Issuer entered into a warrant agreement, dated as of February 4, 2000 (the "Warrant Agreement"), with Mr. Barberich, Mr. Southwell and several other investors named therein.

                  The foregoing summary of the terms of the Stock and Warrant Purchase Agreement and the Warrant Agreement is qualified in its entirety by reference to the full text of each of the Stock and Warrant Purchase Agreement and the Warrant Agreement, which are included as Exhibits 7(e) and 7(f) to this Schedule 13D and are incorporated herein by reference.

                  In connection with the Public Offering, the Issuer, Sepracor and UBS Warburg LLC, US Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc., as representatives of the underwriters (the "Underwriters"), entered into an underwriting agreement dated July 3, 2001 (the "Underwriting Agreement), pursuant to which, among other things, Sepracor granted the Underwriters a 30-day option to purchase up to 600,000 shares of Issuer Common Stock from Sepracor to cover over-allotment, if any.

                  The foregoing summary of the terms of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is included as
                  Exhibit 7(g) to this Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                  a.* Agreement, dated as of March 29, 1996, between the Issuer and Sepracor

                  b.* Convertible Subordinated Note dated March 29, 1996, made by the Issuer in favor of Sepracor

                  c.** Stock Purchase Agreement, dated as of July 28, 2000, by and among the Issuer and the several purchasers named on Exhibit A attached thereto.

                  d.** Registration Rights Agreement, dated as of July 28, 2000, by and among the Issuer and the individuals listed on Exhibit A attached thereto.

CUSIP NO. 09066V 10 3                                         Page 6 of 7 Pages

                  e.*** Stock and Warrant Purchase Agreement, dated as of February 4, 2000, between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto.

                  f.*** Warrant Agreement, dated as of February 4, 2000, between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto.

                  g.**** Form of Underwriting Agreement by and among Issuer, Sepracor and UBS Warburg LLC, U.S. Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc.

----------------------------

                  *        Previously filed.

                  ** Incorporated herein by reference from the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                  *** Incorporated herein by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999.

                  **** Incorporated herein by reference from the Issuer's Registration Statement on Form S-3 (File No. 333-62272).

CUSIP NO. 09066V 10 3                                         Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:   July 16, 2001

                                 SEPRACOR INC.


                                 By: /s/ ROBERT F. SCUMACI
                                     ------------------------------------------
                                         Robert F. Scumaci

                                 Title: Executive Vice President, Finance and Administration, and Treasurer

                                   Schedule A


----------------------------------------------------------------------------------------------------------------------------------
                    NAME                                       BUSINESS ADDRESS               SHARES OF ISSUER
                                                                                              BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------------

         EXECUTIVE OFFICERS OF SEPRACOR
----------------------------------------------------------------------------------------------------------------------------------
         Timothy J. Barberich                                 111 Locke Drive                       85,721
         Chairman of the Board and Chief Executive Officer    Marlborough, MA 01752

----------------------------------------------------------------------------------------------------------------------------------
         William J. O'Shea                                    111 Locke Drive                         0
         President and Chief Operating Officer                Marlborough, MA 01752

----------------------------------------------------------------------------------------------------------------------------------
         David Southwell                                      111 Locke Drive                       21,943
         Executive Vice President, Chief Financial Officer    Marlborough, MA 01752
         and Secretary

----------------------------------------------------------------------------------------------------------------------------------
         Paul D. Rubin, M.D.                                  111 Locke Drive                         0
         Executive Vice President, Drug Development &         Marlborough, MA 01752
         ICE Research

----------------------------------------------------------------------------------------------------------------------------------
         Robert F. Scumaci                                    111 Locke Drive                       18,500
         Executive Vice President, Finance & Administration   Marlborough, MA 01752
         and Treasurer

----------------------------------------------------------------------------------------------------------------------------------
         James R. Hauske, Ph.D                                111 Locke Drive                         0
         Senior Vice President, Discovery                     Marlborough, MA 01752

----------------------------------------------------------------------------------------------------------------------------------
         Douglas E. Reedich, Ph.D, J.D.                       111 Locke Drive                         0
         Senior Vice President, Legal Affairs and Chief       Marlborough, MA 01752
         Patent Counsel

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
         DIRECTORS OF SEPRACOR
         (PRESENT PRINCIPAL OCCUPATION)
----------------------------------------------------------------------------------------------------------------------------------
         James G. Andress                                     Warner Chilcott, PLC                    0
         (Chief Executive Officer, Warner Chilcott, PLC)      100 Enterprise Drive, Suite 280
                                                              Rockaway, NJ  07866
----------------------------------------------------------------------------------------------------------------------------------
         Timothy J. Barberich                                 111 Locke Drive                      See above
         Chairman of the Board and Chief Executive Officer    Marlborough, MA 01752

----------------------------------------------------------------------------------------------------------------------------------
         Digby W. Barrios                                     44 St. John's Road                      0
                                                              Ridgefield, CT 06877
----------------------------------------------------------------------------------------------------------------------------------
         Robert J. Cresci                                     Pecks Management Partners               0
         (Managing Director, Pecks Management Partners)       One Rockefeller Plaza
                                                              Suite 320
                                                              New York, NY 10020
----------------------------------------------------------------------------------------------------------------------------------
         Keith Mansford                                       Mansford Associates                     0
         (Principal, Mansford Associates)                     Nine Cavendish Road
                                                              Redhill, Surrey RH 1 4AL
         Citizenship:  United Kingdom                         England
----------------------------------------------------------------------------------------------------------------------------------
         James F. Mrazek                                      Four Corners Venture Fund               0
         (President and Managing Partner, Four Corners        6336 N. Oracle Road
         Venture Fund)                                        Suite 326-328
                                                              Tucson, AZ 85704
----------------------------------------------------------------------------------------------------------------------------------
         Alan A. Steigrod                                     Newport HealthCare Ventures             0
         (Managing Director, Newport HealthCare Ventures)     601 Lido Park Drive, #7A
                                                              Newport Beach, CA 92663
----------------------------------------------------------------------------------------------------------------------------------